

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Zeng Xi
Chief Executive Officer
Fangdd Network Group Ltd.
Room 602, Unit B4, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

> **Re: Fangdd Network Group Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39109**

Dear Zeng Xi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Will Cai